K&L GATES LLP HEARST TOWER, 47TH FLOOR 214 NORTH TRYON STREET CHARLOTTE, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

July 11, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	Russell Mancuso

Re:	WaferGen Bio-systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 10, 2016 File No. 001-36601
Dear Mr. Mancuso:
On behalf of WaferGen Bio-systems, Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated June 29, 2016, with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 001-36601) (the “Proxy Statement”). Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

1.	If true, please disclose on the cover page that shareholders will not know at the time of the vote the consideration that they will receive.
The Company respectfully acknowledges the Staff’s comment. The Company agrees with the Staff’s comment and in future filings will modify the disclosure on the cover page to include a statement that stockholders will not know at the time of the vote the consideration they will receive in the merger.

2.
It appears that the consideration to be received in the transaction, the magnitude of adjustments to the consideration, and the number of securities that will share the consideration will not be known until next year. Please provide us your analysis of how your proxy statement provides investors sufficient information to make a voting decision. Cite in your response all authority on which you rely.

The Company believes the proxy statement provides stockholders with the information required by Nevada law regarding the method for determining the consideration to be received in the merger and moreover provides to stockholders all material information regarding the application of the formula by which such consideration will be determined as currently known to the Company, thus providing sufficient information for stockholders to make a voting decision.

U.S. Securities and Exchange Commission

The Company is a Nevada corporation merging with another Nevada corporation, Walrus Acquisition Corporation. Under Nevada’s corporation law, which is based on Delaware’s corporation law, a merger agreement need not provide a precise, inherently knowable amount of merger consideration to a constituent corporation’s stockholders for the corporation’s stockholders to make a voting decision on the merger agreement. Rather, the merger agreement need only provide a formula or other method by which the amount of merger consideration will be ultimately determined. See Nev. Rev. Stat 92A.200(2) (providing that the terms of a plan of merger may be dependent upon “facts ascertainable” outside the document so long as the plan of merger “clearly and expressly sets forth the manner in which such facts shall operate upon the terms of the plan”); Cf. 8 Del. C. § 251(b) (same); Brown v. Kinross Gold U.S.A., Inc., 531 F. Supp. 2d 1234, 1245 (D. Nev. 2008) (noting that “the Nevada Supreme Court frequently looks to the Delaware Supreme Court and the Delaware Courts of Chancery as persuasive authorities on questions of corporation law”). The leading treatise on Delaware law states with respect to the “facts ascertainable” language, which is found in both the Nevada and Delaware corporate statutes:

•
Not all of the terms of the agreement are required to be specifically spelled out in the agreement of merger. Instead, certain terms may be made dependent upon facts ascertainable outside of such agreement, provided that the manner in which such facts shall operate upon the terms of the agreement is clearly and expressly set forth in the agreement of merger. This latter provision was intended to permit the terms of an agreement of merger to be ascertained according to formula set forth in the agreement. It is most frequently used to permit the final terms for the stock or cash consideration to be determined as a result of values established by the stock markets within days of the effective date of the merger, which could be weeks or months after an exchange ratio is initially negotiated. [1]

Further, we note that your comment also addresses the fact that “the number of securities that will share the consideration will not be known until next year.” The number of securities that will share in the merger consideration is determined at the effective time of the merger under Nevada law, which we expect to occur in March 2017. See Nev. Rev. Stat 92A.250(1). Because stockholder approval must precede the effective time of the merger, it is never the case that the number of securities which will share in the merger consideration is known at the time the stockholders approve and adopt the merger agreement.
————————————————
1 R. Franklin Balotti and Jesse A. Finkelstein, Delaware Law of Corporations and Business Organizations, § 9.9, at 9-17 (2016) (emphasis added, internal citations omitted). See also Welch, Saunders, Land and Voss, Folk on the Delaware General Corporation Law, § 102.17 (2016) (noting that the “facts ascertainable language” “expressly permits the parties to a merger to key the exchange ratio to market or other factors that may fluctuate between the time when the agreement is signed and the time when the merger is consummated.”); Aveta Inc. v. Cavallieri, 770 A.2d 43 (Del. Ch. 2000) (upholding post-closing purchase price adjustments contained in a merger agreement under the “facts ascertainable” language of Section 251(b) of the DGCL notwithstanding that the stockholders did not know the amount of merger consideration that they would be receiving at the time of their approval of the merger agreement).

U.S. Securities and Exchange Commission

Because the merger agreement and the Proxy Statement clearly and expressly set forth the manner in which the merger consideration will be determined even if not capable of determination at the time of the stockholder vote, the merger agreement and the related disclosures gives the stockholders all the information that they are required to be given under applicable state law. See pp. 12, 26 of the Proxy Statement (summarizing in detail how the “Aggregate Consideration” will be determined by reference to WaferGen’s consolidated revenues for the fiscal year ending December 31, 2016, less certain amounts paid to WaferGen under the “Deposit Agreement” (as defined in the Proxy Statement), indebtedness, closing costs, transaction fees, bonuses, and unpaid costs incurred in connection with any issuance by WaferGen of debt or equity securities).

3.
Please clarify the nature of the developments that you assumed would occur to achieve the projected revenue mentioned in the last bullet point on page 31. We note that your disclosure on page 42 includes only “examples” of assumptions and does not address how you determined that sales reasonably would grow to the level assumed in the last bullet point on page 31. Include the basis for and limitations of the assumptions, and state clearly the extent of change from current results necessary to achieve the projected results; we note that you reported sales in your last completed quarter that were lower than the sales you reported for the previous two quarters. Also tell us the extent of the accuracy of your previous projections, regardless of whether the projections were disclosed publicly.

The Company’s forecast of $12.2 million of consolidated revenues for 2016 provided to its financial advisor and described in detail in the section of the proxy statement captioned “The Merger—Certain WaferGen Financial Information Provided to Torreya” informs the factor set forth in the last bullet on page 31 and is based on management’s expectation that in 2016 the Company would achieve revenues of approximately $5.8 million attributable to sales of the Company’s new ICELL8 Single Cell System introduced to the market in the fourth quarter of 2015 together with revenues of approximately $6.4 million attributable to sales of its other products, as compared to revenues of $6.8 million attributable to sales of these other products in 2015.

The assumptions made by the Company’s management in its preparation of its projections of revenue are based on the judgment, experience and research of members of the Company’s management and their beliefs and expectations regarding the future of the Company’s business. The accuracy of these projections and the underlying assumptions, as with any financial projections, is subject to known and unknown risks, uncertainties and other factors that are difficult to predict, that may be outside of the Company’s control and may cause actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. Please note that in the proxy statement (including in particular the “Sample Calculations of Per Share Aggregate Consideration” section), the Company has included language explaining the variable nature of the consideration and the various factors that will affect it.
Please see Annex 1 attached hereto for modifications to the “Sample Calculations of Per Share Aggregate Consideration” section of the Proxy Statement the Company proposes to

U.S. Securities and Exchange Commission

make to clarify the basis for and limitations of the assumptions used and the extent of change from current results necessary to achieve the projected results.
With respect to prior projections please note:

•
In its earnings release published on March 16, 2015 the Company forecasted consolidated revenues of between $8.0 million and $8.5 million for 2015, excluding ICELL8-related revenue. In its earnings release published on August 5, 2015 the Company revised this guidance to revenues of between $7.5 million and $7.8 million, excluding ICELL8-related revenue. In its earnings release published on November 10, 2015 the Company revised this guidance to revenues of between $7.8 million and $8.2 million, including ICELL8-related revenue. Actual revenues for 2015 were $7.2 million.

•
On its earnings call conducted on March 24, 2014 the Company forecasted consolidated revenues of in excess of $5.0 million for 2014. In its earnings release published on May 8, 2014 the Company revised this guidance to revenues of in excess of $6.0 million for 2014. Actual revenues for 2014 were $6.0 million.

•	In its earnings release published on March 8, 2016 the Company forecasted consolidated revenues of between $12.0 million and $13.0 million for 2016.

4.
Please provide us your analysis of why it is appropriate to include calculations that, according to your disclosure in the last paragraph on page 58, likely will not be accurate, and tell us what you believe is a reasonable range of potential consideration amounts. Please also provide us your calculations of the consideration in each of the following scenarios: (1) using facts as they currently exist, (2) assuming the revenue cap is reached, (3) reflecting the lowest amount of consideration that is assured to be issued, assuming issuance of all additional securities that you are permitted to issue before closing the merger agreement, and (4) showing the effect of the split authorized at your last shareholders’ meeting, including all resulting adjustments to outstanding securities.

The amount of merger consideration to be paid will be based on a variety of future events and may range within a large span of potential values. Of particular importance to the determination of the merger consideration is the Revenue Multiple Amount which will be determined as follows:

•
The Revenue Multiple Amount will be equal to WaferGen’s consolidated revenues for the 2016 fiscal year (“2016 Revenue”) multiplied by a multiplier (the “Revenue Multiplier”) equal to: (i) 1.0, if revenues are less than $3.0 million, (ii) 2.0, if revenues are equal to or greater than $3.0 million and less than $6.0 million, (iii) 2.5, if revenues are equal to or greater than $6.0 million and less than $9.0 million or (iv) 3.5, if revenues are equal to or greater than $9.0 million. The Revenue Multiple Amount is capped at $50.0 million.

U.S. Securities and Exchange Commission

The Company chose to present sample calculations based on 2016 Revenue levels of $6.0 million, $8.0 million $12.0 million and $16.0 million because it believes those revenue levels are within a reasonable range of potential outcomes and because:

•
Although the Company believes that it will achieve at least $9.0 million of 2016 Revenues and that, as a result, the Revenue Multiplier will be 3.5, there can be no assurance that it will do so and it wanted to demonstrate the impact on the merger consideration of a Revenue Multiplier of 2.5, which is what the Revenue Multiplier will be at a 2016 Revenue level of $6.0 million or $8.0 million;

•
As described in detail in the section of the proxy statement captioned “The Merger—Certain WaferGen Financial Information Provided to Torreya,” the forecast provided by the Company to its financial advisor was for $12.2 million of consolidated revenues for 2016;

•
In its earnings release published on March 8, 2016, the Company forecasted consolidated revenues of between $12.0 million and $13.0 million for 2016 and in its earnings release published on May 10, 2016 the Company reaffirmed this guidance;

•
Although the Company does not believe it is likely that it will achieve 2016 Revenues of $16.0 million, it believes it is prudent to show calculations based on this revenue level to illustrate the potential impact on the merger consideration of the $50.0 million Revenue Multiple Amount cap.

Please see Annex 2 attached hereto for the Company’s calculations of the consideration in each of the following scenarios: (1) using facts as they currently exist, (2) assuming the revenue cap is reached, (3) reflecting the lowest amount of consideration that is assured to be issued, assuming issuance of all additional securities that the Company permitted to issue before closing the merger agreement, and (4) showing the effect of the split authorized at the Company’s last stockholders’ meeting, including all resulting adjustments to outstanding securities.
To further assist stockholders to evaluate potential merger consideration outcomes the Company proposes to add the additional sample calculations presented in Annex 2 attached hereto.
The Company has authorized K&L Gates LLP to convey to you that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:    Rolland Carlson, Chief Executive Officer
Michael P. Henighan, Chief Financial Officer

Annex 1

Sample Calculations of Per Share Aggregate Consideration
The per share amount paid to holders of Common Stock in the merger (“Per Share Aggregate Consideration”) will be equal to (x) the Aggregate Residual Consideration Amount (as defined in the merger agreement and described below) divided by (y) the Fully Diluted Share Amount (as defined in the merger agreement and described below).
The Aggregate Residual Consideration Amount will equal (i) the Revenue Multiple Amount, plus (ii) the aggregate exercise price (the “Warrant/Stock Option Adjustment”) of all Stock Options and Warrants that are “in the money” (with Stock Options and Warrants being deemed “in the money” if the exercise price is less that the Per Share Aggregate Consideration) (the “In the Money Warrants/Stock Options”), minus (iii) amounts potentially payable in respect of BSV Warrants estimated not to exceed $50,000, and further, minus (iv) each of the following adjustments that apply (as further described above under “—Merger Consideration”):

1.
any amounts paid by Takara Bio to WaferGen under the Deposit Agreement that have not been returned to Takara Bio in accordance with the terms of the Deposit Agreement and the merger agreement (the “Deposit Adjustment”);

2.
the amount, if any, of WaferGen’s indebtedness, other than the $5,000,000 face value of notes in favor of Malaysian Technology Development Corporation Sdn. Bhd. and any obligations with respect to capitalized leases existing as of the date of the merger agreement or entered into thereafter in the ordinary course of business (other than any obligations arising from defaults thereunder) (the “Debt Adjustment”);

3.
the amount, if any, by which certain closing related costs (including amounts and the value of benefits payable or potentially payable pursuant to severance, retirement, termination or change of control provisions in connection with the signing of the merger agreement and amounts of salary and other compensation and benefits payable or potentially payable to employees, consultants or other service providers under any contract with a term extending beyond the closing of the merger), as determined at the Effective Time, exceed the maximum of such closing costs determined as of the date of the merger agreement, subject to further adjustments provided in the merger agreement (the “Closing Related Costs Adjustment”);

4.
the amount of WaferGen’s transaction fees, which include fees and commissions due to Torreya as WaferGen’s financial advisor and payments due to the Executive Chairman of WaferGen’s board of directors in connection with the merger, paid by Takara Bio or otherwise not paid by WaferGen prior to the Effective Time (for information concerning the fees and commission due to Torreya as WaferGen’s financial advisor please see the section above entitled “—Opinion of WaferGen’s Financial Advisor” beginning on page 34 and for information concerning the payment potentially due to the executive chairman please see the section above entitled “—Interests of WaferGen’s Executive Officers and Directors in the Merger”) (the “Transaction Fee Adjustment”);

5.
the amount, if any, by which the aggregate amount of bonus payments due to WaferGen’s current and former directors, officers, employees and other service providers that are required to be accrued as liabilities of WaferGen immediately prior to the Effective Time or at or after the Effective Time exceeds the maximum amount of bonus payments determined as of the date of the merger agreement (the “Bonus Adjustment”); and

6.
the amount of any unpaid costs incurred in connection with any issuance by WaferGen of debt or equity securities after the date of the merger agreement, as determined as of the Effective Time (the “Debt/Equity Issuance Cost Adjustment”).

The Revenue Multiple Amount will be equal to WaferGen’s consolidated revenues for the 2016 fiscal year multiplied by: (i) 1.0, if revenues are less than $3.0 million, (ii) 2.0, if revenues are equal to or greater than $3.0 million and less than $6.0 million, (iii) 2.5, if revenues are equal to or greater than $6.0 million and less than $9.0 million or (iv) 3.5, if revenues are equal to or greater than $9.0 million. The Revenue Multiple Amount is capped at $50.0 million.
The Fully Diluted Share Amount means, in each case as of immediately prior to the effective time of the merger, (i) the aggregate number of shares of Common Stock then outstanding, plus (ii) the aggregate number of shares of Common Stock issuable upon the conversion of Preferred Stock, plus (iii) the aggregate number of shares of Common Stock issuable upon the exercise of In the Money Warrants/Stock Options, plus (iv) the aggregate number of shares of Common Stock issuable upon the exercise of, or otherwise represented by, RSUs, plus (v) the aggregate number of shares of Common Stock issuable or potentially issuable pursuant to, or serving as a measurement benchmark with respect to, any other equity securities of WaferGen, other than any such shares issuable pursuant to any Stock Options and Warrants that are not “in the money.”
The amount of the Per Share Aggregate Consideration actually to be paid in the merger will not be known until after all of the factors above have been determined, which will not be possible until after the Company’s fiscal year 2016 audit has been completed, which the Company expects to be in February 2017. As a result, at the time of the special meeting, although you will know the formula used to determine the Per Share Aggregate Consideration (as described above), you will not know the exact Per Share Aggregate Consideration that will be paid if the merger closes. Solely to assist you with your understanding of the formula used to determine the Per Share Aggregate Consideration, set forth below are sample illustrative calculations of the Per Share Aggregate Consideration based on assumed amounts of consolidated 2016 revenues of $6.0 million, $8.0 million, $12.0 million and $16.0 million, respectively, in each case also utilizing the following additional assumptions:

(i)	the Deposit Adjustment equals $5.0 million,

(ii)	the Debt Adjustment equals $500,000,

(iii)	the Closing Related Costs Adjustment equals $180,000,

(iv)	the Bonus Adjustment equals $150,000,

(v)	the Debt/Equity Issuance Cost Adjustment equals $100,000 and

(vi)	WaferGen’s outstanding shares of Common Stock and Preferred Stock, Stock Options, Warrants and RSUs remain the same as at May 31, 2016.
The assumptions set forth above and reflected in the calculations below have been made for illustrative purposes only and are not intended to, nor is it likely that they will, accurately reflect the actual Aggregate Consideration and reductions thereto or the Fully Diluted Share Amount as of the Effective Time. WaferGen does not expect the merger to close until the first quarter of 2017 and there are numerous factors, many of which are impossible to predict or anticipate or are out of WaferGen’s control, that may materially affect the Per Share Aggregate Consideration to be calculated as of the Effective Time. For further information concerning factors that may impact the Company’s future results and the merger consideration please see the section entitled “Cautionary Note Regarding Forward Looking Statements” beginning on page 23.
In evaluating the calculations and the assumptions upon which they are based, please consider the following:
The Company’s consolidated 2015 revenues were approximately $7.2 million, so if the Company’s actual consolidated 2016 revenues are any of the illustrative amounts of $6.0 million, $8.0 million, $12.0 million or $16.0 million, such amount would represent a decrease of approximately 17% or an increase of approximately 11%, 67% or 122%, respectively, from consolidated 2015 revenues;
The Company’s consolidated revenues for the first six months of 2016 were approximately $4.4 million, which on an annualized basis (without any adjustments) would imply consolidated revenues $8.9 million. If, for example, the Company’s actual consolidated 2016 revenues are any of the illustrative amounts of $6.0 million, $8.0 million, $12.0 million or $16.0 million, such amount would represent decreases of approximately 32% or 10% or increases of approximately 35% or 80%, respectively, from this implied annualized revenue amount;
The projections provided by the Company to Torreya included a forecast for the Company’s consolidated 2016 revenues of $12.2 million, as described in the section of this proxy statement titled “The Merger—Certain WaferGen Financial Information Provided to Torreya” beginning on page 41. If the Company’s actual consolidated 2016 revenues are $12.2 million, then, assuming solely for purposes of illustration that no adjustments need to be made to the Aggregate Consideration, the Per Share Aggregate Consideration Amount would be approximately $1.57813. However, there can be no assurance that the Company’s actual consolidated 2016 revenues will be $12.2 million or that there will be no adjustments to the Aggregate Consideration.
As of the date of this proxy statement, the Company does not anticipate the occurrence of events that would necessitate a Deposit Adjustment, Debt Adjustment, Closing Related Cost Adjustment, Bonus Adjustment or Debt/Equity Issuance Cost Adjustment. However, events may transpire so that any or all of these adjustments may be necessary, and if necessary these adjustments could be larger or smaller than reflected herein which could lower or raise the amount of the Per Share Aggregate Consideration otherwise payable.
As of the date of this proxy statement, the Company does not anticipate that its outstanding shares of Common Stock and Preferred Stock, Stock Options, Warrants and RSUs will differ materially from the amount outstanding as at May 31, 2016. However, events may transpire so that there is a significant increase in the shares of Common Stock and Preferred Stock, Stock Options, Warrants and RSUs, which would lower the amount of the Per Share Aggregate Consideration otherwise payable.
The sample illustrative calculations are provided solely to assist you with your understanding of how the formula used to determine Per Share Aggregate Consideration will be applied once such formula’s various factors are known. Therefore, stockholders are urged not to place undue reliance on the below illustrative calculations in determining how to vote their shares of Common Stock at the special meeting.

Illustrative 2016 Revenue	$6,000,000
times Revenue Multiplier	2.5
Revenue Multiple Amount	$15,000,000
plus Warrant/Stock Option Adjustment	—
minus BSV Amount	(50,000)
minus Deposit Adjustment	(5,000,000)
minus Debt Adjustment	(500,000)
minus Closing Related Costs Adjustment	(180,000)
minus Transaction Fee Adjustment	(1,201,750)
minus Bonus Adjustment	(150,000)
minus Debt/Equity Issuance Cost Adjustment	(100,000)
Aggregate Residual Consideration Amount	$7,818,250

Shares of Common Stock	18,927,726
Shares issuable upon Conversion of Preferred Stock	4,300,000
In the Money Options/Warrants	—
Restricted Stock Units	398,730
Other Equity Securities	—
Fully Diluted Share Amount	23,626,456

Per Share Aggregate Consideration Amount	$0.33091

Illustrative 2016 Revenue	$8,000,000
times Revenue Multiplier	2.5
Revenue Multiple Amount	$20,000,000
plus Warrant/Stock Option Adjustment	—
minus BSV Amount	(50,000)
minus Deposit Adjustment	(5,000,000)
minus Debt Adjustment	(500,000)
minus Closing Related Costs Adjustment	(180,000)
minus Transaction Fee Adjustment	(1,326,750)
minus Bonus Adjustment	(150,000)
minus Debt/Equity Issuance Cost Adjustment	(100,000)
Aggregate Residual Consideration Amount	$12,693,250

Shares of Common Stock	18,927,726
Shares issuable upon Conversion of Preferred Stock	4,300,000
In the Money Options/Warrants	—
Restricted Stock Units	398,730
Other Equity Securities	—
Fully Diluted Share Amount	23,626,456

Per Share Aggregate Consideration Amount	$0.53725

Illustrative 2016 Revenue	$12,000,000
times Revenue Multiplier	3.5
Revenue Multiple Amount	$42,000,000
plus Warrant/Stock Option Adjustment	331,713
minus BSV Amount	(50,000)
minus Deposit Adjustment	(5,000,000)
minus Debt Adjustment	(500,000)
minus Closing Related Costs Adjustment	(180,000)
minus Transaction Fee Adjustment	(1,956,798)
minus Bonus Adjustment	(150,000)
minus Debt/Equity Issuance Cost Adjustment	(100,000)
Aggregate Residual Consideration Amount	$34,394,915

Shares of Common Stock	18,927,726
Shares issuable upon Conversion of Preferred Stock	4,300,000
In the Money Options/Warrants	592,345
Restricted Stock Units	398,730
Other Equity Securities	—
Fully Diluted Share Amount	24,218,801

Per Share Aggregate Consideration Amount	$1.42017

Illustrative 2016 Revenue	$16,000,000
times Revenue Multiplier	3.5
Revenue Multiple Amount	$50,000,000
plus Warrant/Stock Option Adjustment	25,819,713
minus BSV Amount	(50,000)
minus Deposit Adjustment	(5,000,000)
minus Debt Adjustment	(500,000)
minus Closing Related Costs Adjustment	(180,000)
minus Transaction Fee Adjustment	(2,390,798)
minus Bonus Adjustment	(150,000)
minus Debt/Equity Issuance Cost Adjustment	(100,000)
Aggregate Residual Consideration Amount	$67,448,915

Shares of Common Stock	18,927,726
Shares issuable upon Conversion of Preferred Stock	4,300,000
In the Money Options/Warrants	18,292,345
Restricted Stock Units	398,730
Other Equity Securities	—
Fully Diluted Share Amount	41,918,801

Per Share Aggregate Consideration Amount	$1.60904

Annex 2

Sample Calculation Using Facts as They Currently Exist
Set forth below is a sample illustrative calculation of the Per Share Aggregate Consideration based on an approximate assumed amount of consolidated 2016 revenues equal to the estimated amount of such revenues for the first six months of 2016 plus backlog and deferred revenue at June 30, 2016 (and no additional revenues for the balance of the year) and utilizing the following assumptions:
(i)    the Deposit Adjustment equals $0,
(ii)    the Debt Adjustment equals $0,
(iii)     the Closing Related Costs Adjustment equals $0,
(iv)     the Bonus Adjustment equals $0,
(v)     the Debt/Equity Issuance Cost Adjustment equals $0 and
(vi)    WaferGen’s outstanding shares of Common Stock and Preferred Stock, Stock Options, Warrants and RSUs remain the same as at May 31, 2016.

Illustrative 2016 Revenue	$5,000,000
times Revenue Multiplier	2.0
Revenue Multiple Amount	$10,000,000
plus Warrant/Stock Option Adjustment	—
minus BSV Amount	(50,000)
minus Deposit Adjustment	—
minus Debt Adjustment	—
minus Closing Related Costs Adjustment	—
minus Transaction Fee Adjustment	(1,225,000)
minus Bonus Adjustment	—
minus Debt/Equity Issuance Cost Adjustment	—
Aggregate Residual Consideration Amount	$8,725,000

Shares of Common Stock	18,927,726
Shares issuable upon Conversion of Preferred Stock	4,300,000
In the Money Options/Warrants	—
Restricted Stock Units	398,730
Other Equity Securities	—
Fully Diluted Share Amount	23,626,456

Per Share Aggregate Consideration Amount	$0.37

Sample Calculation Assuming the Revenue Cap is Reached
Set forth below is a sample illustrative calculation of the Per Share Aggregate Consideration based on an assumed amount of consolidated 2016 revenues of $16.0 million and utilizing the following assumptions:
(i)    the Deposit Adjustment equals $5.0 million,
(ii)    the Debt Adjustment equals $500,000,
(iii)     the Closing Related Costs Adjustment equals $180,000,
(iv)     the Bonus Adjustment equals $150,000,
(v)     the Debt/Equity Issuance Cost Adjustment equals $100,000 and
(vi)    WaferGen’s outstanding shares of Common Stock and Preferred Stock, Stock Options, Warrants and RSUs remain the same as at May 31, 2016.

Illustrative 2016 Revenue	$16,000,000
times Revenue Multiplier	3.5
Revenue Multiple Amount	$50,000,000
plus Warrant/Stock Option Adjustment	25,819,713
minus BSV Amount	(50,000)
minus Deposit Adjustment	(5,000,000)
minus Debt Adjustment	(500,000)
minus Closing Related Costs Adjustment	(180,000)
minus Transaction Fee Adjustment	(2,390,798)
minus Bonus Adjustment	(150,000)
minus Debt/Equity Issuance Cost Adjustment	(100,000)
Aggregate Residual Consideration Amount	$67,448,915

Shares of Common Stock	18,927,726
Shares issuable upon Conversion of Preferred Stock	4,300,000
In the Money Options/Warrants	18,292,345
Restricted Stock Units	398,730
Other Equity Securities	—
Fully Diluted Share Amount	41,918,801

Per Share Aggregate Consideration Amount	$1.61

Please note this sample calculation is included in the proxy statement.

Sample Calculation Reflecting Lowest Amount of Assured Consideration and Assuming Issuance of All Additional Securities that the Company is Permitted to Issue Before Closing the Merger Agreement
The merger agreement does not impose any limit on the Company’s ability to issue additional securities. The Company’s articles of incorporation permit it to issue up to an additional 258,081,199 shares of common stock so it is theoretically possible that the Company could issue up to that many additional shares of common stock. Please note, however, at present the Company does not expect to issue any additional securities and it is extremely unlikely the Company will issue any significant amount of additional securities.
Set forth below is a sample illustrative calculation of the Per Share Aggregate Consideration based on an assumed amount of consolidated 2016 revenues of $5.0 million and utilizing the following assumptions:
(i)    the Deposit Adjustment equals $0,
(ii)    the Debt Adjustment equals $0,
(iii)     the Closing Related Costs Adjustment equals $0,
(iv)     the Bonus Adjustment equals $0,
(v)     the Debt/Equity Issuance Cost Adjustment equals $0 and
(vi)    In addition to WaferGen’s outstanding shares of Common Stock and Preferred Stock, Stock Options, Warrants and RSUs as at May 31, 2016, the Company issues an additional 258,081,199 shares of common stock.

Illustrative 2016 Revenue	$5,000,000
times Revenue Multiplier	2.0
Revenue Multiple Amount	$10,000,000
plus Warrant/Stock Option Adjustment	—
minus BSV Amount	(50,000)
minus Deposit Adjustment	—
minus Debt Adjustment	—
minus Closing Related Costs Adjustment	—
minus Transaction Fee Adjustment	(1,225,000)
minus Bonus Adjustment	—
minus Debt/Equity Issuance Cost Adjustment	—
Aggregate Residual Consideration Amount	$8,725,000

Shares of Common Stock	277,008,925
Shares issuable upon Conversion of Preferred Stock	4,300,000
In the Money Options/Warrants	—
Restricted Stock Units	398,730
Other Equity Securities	—
Fully Diluted Share Amount	281,707,655

Per Share Aggregate Consideration Amount	$0.03

Sample Calculation Assuming Showing the Effect of the Split Authorized at the Company’s 2016 Annual Stockholders Meeting
Although effecting a reverse stock split would affect the per share merger consideration paid at the time of the merger it would have no effect on the total amount receivable by stockholders based on their share ownership at the time of the special meeting. Accordingly, the Company does not believe it would be helpful to illustrate the effect of a potential reverse stock split in the Proxy Statement and would be concerned that illustrating any such effect could be confusing to stockholders.